25 November 2004

Warner Chilcott plc

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended) - Warner Chilcott plc (the "Company")

In accordance with Part VI of the Companies Act 1985 (as amended), the Company has been notified that, as of today, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Warner Chilcott plc has increased to 16,000,000 ordinary shares or 8.55% of the issued share capital.